THIRD QUARTER REPORT

January 31, 2008

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2007 audited consolidated financial statements, including the related notes included therein; Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended April 30, 2007; and the interim unaudited consolidated financial statements for the three and nine months ended January 31, 2008, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis are as of March 12, 2008. Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the OmigardTM pivotal Phase III trial in the second quarter of 2008, with results available in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009; receiving up to US$27 million in milestone payments pursuant to our agreement with Cadence; the timing for submission of a US IND for celgosivir to be determined in conjunction with the results of the viral kinetics study, funding considerations and partnering of the program; our plans to add approximately six patients at 600 mg dose in the celgosivir Phase II viral kinetics study and having results from the study in the third quarter of 2008; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development in 2008, our estimate of the probable royalties payable to the holders of the convertible royalty participation units; our plans to advance MX-2401 into the clinic in late 2009; the ITO agreement providing up to $9.3 million in government assistance for the MX-2401 program; Spring Bank’s plans to advance the SB 9000 program into the clinic in 2009; our estimate of US$nil in milestone payments pursuant to our preferred shares in the next 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $9 million to $10 million; and the Company’s financial resources being sufficient to fund operations into the fourth quarter of 2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the OmigardTM Phase III trial; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for OmigardTM; our ability to enroll approximately six patients at the 600 mg dose in the celgosivir Phase II viral kinetics study and having results from the study in the third quarter of 2008; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III; Spring Bank’s ability to manage, fund and advance SB 9000 into clinical development; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our ability to complete a substantive amendment to the MX-2401 ITO agreement and receiving the $0.8 million in pending claims; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval. Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study has been completed in the United States with a confirmatory Phase III study nearing completion. The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. Cadence is conducting the confirmatory Phase III study in the United States under a Special Protocol Assessment (“SPA”) agreement with the United States Food and Drug Administration (“FDA”) and in Europe. Cadence expects to complete enrollment in the study in the second quarter of 2008 with results available in the second half of 2008. If the study results are positive, Cadence plans to submit an NDA for marketing approval in the United States in the first half of 2009.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Treatment of Rosacea and other dermatological diseases (topical)

Phase II; a CLS001 Phase II rosacea study has been completed in the United States (a precursor product, MX-594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences.  Cutanea selected rosacea as its lead indication for development and based on the results of their Phase II study Cutanea plans to advance CLS001 into Phase III development later this calendar year.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II; completed two Phase II studies: a Phase II monotherapy trial and a Phase II proof of concept combination therapy non-responder study. An extension protocol allowing continued access to treatment for patients completing 12 weeks in the Phase II non-responder study was recently completed. A Phase II viral kinetics study testing celgosivir in combination with peginterferon and ribavirin in treatment-naïve patients is in progress with results of the study expected in the third calendar quarter 2008 (interim results on the first 10 patients were reported December 3, 2007).

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive bacterial infections (intravenous)

Preclinical; lead candidate being advanced; $9.3 million funding commitment from Industrial Technologies Office – Industry Canada (formerly known as Technology Partnerships Canada). GLP non-clinical studies started in April 2007. These GLP non-clinical studies are required for regulatory submissions to enter human clinical trials. Activities in the program are currently focused on manufacturing process development and advancing the program into the clinic in late 2009.

SB 9000 (dinucleotide). Also known as MX-1313.	Treatment of Hepatitis B Virus infections

Preclinical; out-licensed to Spring Bank Technologies. We also have a preferred share ownership position in Spring Bank. The program is supported in part with NIH funding and Spring Bank plans to advance the program into the clinic in 2009.

HCVnn (non-nucleoside small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; the potential of MX-4565 in Parkinson’s Disease and other diseases is being evaluated. Parkinson’s work is supported by a grant from the Michael J. Fox Foundation awarded to us in June 2007. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MX-4042 (small molecule)	Treatment of arthritis	Preclinical

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

In a Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in local catheter site infections (“LCSI”) (p=0.004), and a statistically significant 21% reduction in catheter colonization (p=0.002), both secondary endpoints in the study. There was also a statistically significant 51% reduction in catheter replacements (p=0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

In June 2005 Cadence Pharmaceuticals, Inc. (“Cadence”; NASDAQ: CADX), our partner for the North American and European development and commercialization of omiganan 1% gel (OmigardTM), and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of LCSIs, a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's SPA process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor. The omiganan 1% gel development program holds fast track status from the FDA.

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA agreement described above. European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target discussion below) with central venous catheters (“CVC”). This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS trial is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Other secondary objectives of this CLIRS study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients). The increase in the number of patients in the CLIRS trial is intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p=0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes that adding patients is prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the proposed increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Cadence expects they will complete enrollment of the new goal of 1,850 patients in the second quarter of 2008 with results of the study in the second half of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of 2009.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

Cadence also intends to pursue a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants and children. As current and prior studies of omiganan 1% gel have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX will receive up to US$27 million in development and commercialization milestone payments, upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (“ROW”; territories outside North America and Europe) rights held by MIGENIX are being made available in combination with Cadence’s rights for prospective global partners. In parallel, we have been and continue to be in discussions with potential partners for the ROW rights we hold although the timing and completion of such a partnership(s) is uncertain at this time.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in about 50% of patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV in vitro. These data provide the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infections.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (ongoing):

Phase II Monotherapy Study

The Phase II monotherapy study was an open-label, randomized, dose-response, 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients divided into three treatment groups. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well tolerated at all doses tested, with generally mild to moderate, reversible side effects, and no serious adverse events observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean viral load reduction (“VLR”) in HCV RNA did not reach clinical significance in any of the treatment arms. The Company concluded that the Phase II monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support the Company’s combination therapy development strategy.

Phase II Combination Therapy Study (non-responder and partial responder patients)

A randomized multi-center, active-controlled Phase II combination study was initiated in November 2005. The study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir 400 mg once daily in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated alpha interferon and ribavirin (the “non-responder study”).

The Phase II non-responder study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. We estimate the value of the PEGETRON® and lab testing services received by the Company pursuant to this agreement was approximately $1.1 million (nominal for the nine months ended January 31, 2008; $0.4 million for the year ended April 30, 2007;

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

and $0.7 million for the year ended April 30, 2006), and the Company recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top-line results of the study, after completion of the retesting by Schering, were announced April 11, 2007. A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment).  Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. On final analysis, the triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

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42% (5/12) Early Virological Response (“EVR”) with the celgosivir triple combination arm compared to 10% (1/10) EVR in the control treatment arm. EVR is defined as a 2 log10 or greater HCV VLR at 12 weeks. Two non-responder patients achieved a complete EVR (undetectable HCV RNA); both patients were treated with celgosivir, one in the triple combination and one in the double combination.

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1.63 log10 (triple combination) mean HCV VLR compared to a 0.92 log10 VLR (control treatment).

•

a more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination as compared to the control treatment.

•

a subanalysis of the null responder population (as described below) showed that the mean VLR at week 12 was 1.86 log10 (range -3.73 to -0.42) for patients treated with the triple and double combination (n=9) and 0.32 log10 treated with control (n=2). These null responder patients treated with the celgosivir triple combination responded well when compared to their response to prior therapy with 6 of 7 patients achieving a VLR of greater than 1 log10 and 3 of 7 (43%) achieving EVR in this difficult-to-treat subgroup.

In addition to the triple combination and control treatment results reported above, the following results were reported: (a) the double combination did not show a meaningful difference in mean VLR and EVR when compared to the control treatment in non-responder patients; and (b) in the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn and the double combination showed less effect than the control treatment.

The celgosivir combination therapies were well tolerated and resulted in no significant adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild.  Other frequently observed side effects were fatigue and flu-like symptoms, which are side effects usually associated with pegylated interferon and ribavirin. Only 7 of the 57 patients entering the study dropped out prior to week 12.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit at 12 weeks of therapy when using celgosivir triple combination as compared to the active control treatment in patients with chronic HCV genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One third of the non-responder patients in this study (11 of 36) were actually “null responders” with VLRs of 0.4 log10 or less in their previous therapy.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment. Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks, with 30 of these either continuing with or switching to the triple combination, and one patient remaining on double combination. Of the 30 patients receiving triple combination treatment: 11 patients completed 48 weeks of treatment with 5

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

patients achieving undetectable virus levels. Three of these patients (all partial responders to prior therapy) relapsed subsequently, and two of the patients (both non-responders to prior therapy) achieved a sustained virologic response (SVR). These two were patients who achieved undetectable virus levels in the 12-week study (1 on double combination treatment and the other on triple combination treatment; both on triple combination treatment during extension protocol) and maintained undetectable HCV RNA levels throughout the extension protocol.

The safety profile for patients exposed to celgosivir for up to 48 weeks did not differ from those in the initial 12 weeks of treatment. There was no increase in reported diarrhea with long term treatment, nor an increase in incidence and severity of creatine kinase (CK) elevations (two side effects seen in previous studies). No new, previously unknown adverse events were reported.

Phase II Viral Kinetics Combination Therapy Study (treatment-naïve patients)

In October 2006 the Company initiated a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. This Phase II study is a 12-week randomized, active-controlled study, initially in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination; or “PRC”); and (ii) peginterferon alfa-2b plus ribavirin (active control; standard of care; or “PR”). Enrollment in the study has been slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments.

On December 3, 2007 we reported preliminary four-week interim results from the study which indicate that celgosivir has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, as compared to the standard of care drugs alone. The interim results include 10 patients who had completed four weeks of treatment equally divided between the two study arms described above. The following is a summary of the preliminary interim four-week results:

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viral kinetics in both treatment groups are similar with a median reduction in HCV RNA at four weeks of 3.5 log10 vs. 3.8 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

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PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients and the high response rate with standard of care alone in this study, efficacy results from the interim data are inconclusive.  Based on a detailed analysis of the data from this study, the non-responder study and the related extension protocol, there is rationale for increasing the dosage of celgosivir from 400 mg per day to 600 mg per day to enhance the efficacy of celgosivir.  Clinical studies to date have indicated that a 400 mg once daily dose is well tolerated (up to 48 weeks of treatment in the extension protocol).

In January 2008, following Health Canada and Institutional Review Board (“IRB”) approvals, we added a 600 mg celgosivir combination therapy arm to the study. The purpose of this new treatment arm is to assess 600 mg celgosivir for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin, as compared to the standard of care drugs alone and to 400 mg celgosivir plus the standard of care for up to 12 weeks of therapy. The approved protocol amendment also includes the flexibility to increase the total number of patients in the study up to 50. With 15 patients enrolled to date, it is planned that approximately six additional patients will be enrolled, all in the new 600 mg arm. In February 2008, one of the two contract research organizations used to conduct this study unexpectedly shut down operations.  We are in the final stages of transferring the planned operations at this site, including potential patients for enrollment to another clinical site. We maintain our expectation for results from the study in the third calendar quarter of 2008.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

Investigational New Drug (“IND”) Application

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. A US IND application is in preparation, with the timing for submission to be determined in conjunction with the results of the viral kinetics study described above, funding considerations and partnering of the program.

Partnering

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. MIGENIX has been and continues to be in discussions with potential partners for the further clinical development of celgosivir although the timing and completion of a partnership is uncertain at this time.

Intellectual Property Update

MIGENIX recently received notification that the European Patent Office intends to grant a key patent protecting the use of celgosivir as a treatment for HCV. This follows the issuance of patents in South Korea, New Zealand and South Africa that are also directed to the use of celgosivir for the treatment of HCV and other hepaciviruses. Prosecution of related patent applications, also claiming uses for celgosivir against HCV, continues in other key jurisdictions.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc. (“Cutanea”), a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

In January 2007 Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007 MIGENIX was notified by Cutanea that in the Phase II study CLS001 had demonstrated:

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superior lesion count reductions and Treatment Success (as defined by Investigator Global Assessment  scores) with once daily omiganan 2.5% gel compared to 1% omiganan once daily and vehicle at nine weeks of treatment;

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a dose-dependent response in both lesion reductions and Treatment Success among the once daily treatment arms; and

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it was well tolerated at all doses tested.

Based on the promising results from this study, Cutanea has selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea and is planning to advance this product candidate into Phase III development later this calendar year.

About the Phase II Rosacea Study

The trial compared omiganan 2.5% and 1% topical gel to vehicle in subjects with papulopustular rosacea.  The objective of this exploratory Phase II study was to find the optimal dose and regimen of omiganan for further study as a treatment for rosacea.  The trial enrolled 240 patients with papulopustular rosacea and Investigator Global Assessment (“IGA”) scores of grade 3 or 4 (moderate to severe disease).  Patients were randomized into one of five treatment groups in a 2:2:2:1:1 ratio: omiganan 1% once daily, omiganan 2.5% once daily, omiganan 2.5% twice daily, vehicle once daily, or vehicle twice daily.  During the total nine-week treatment period, safety and efficacy assessments were performed at weeks one, three, six, and nine.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

Study results demonstrated that the formulation was well tolerated at all doses tested. Among the once daily treatment arms, a dose-dependent response was observed in both lesion reductions and Treatment Success, as defined by IGA scores.  After nine weeks of treatment, once daily omiganan 2.5% gel showed superior lesion count reductions and Treatment Success, compared to 1% omiganan once daily and vehicle.  Omiganan provided greater improvements compared to vehicle among patients with a more severe condition at Baseline (more numerous inflammatory lesions).  Lesion counts continued to drop at all evaluations over the duration of the study, indicating that further improvements may be expected with a duration of treatment exceeding nine weeks.  Twice daily application of 2.5% omiganan did not demonstrate substantial improvement in lesion reduction or the number of patients reaching Treatment Success compared to once daily application.

The primary efficacy endpoint was mean percent reduction in the number of inflammatory lesions from Baseline to week 9. Patients receiving once daily omiganan 2.5% showed a mean 31% reduction in the number of inflammatory facial lesions compared to a 14% reduction in patients receiving once daily vehicle.  Among rosacea patients with 18 or more lesions at Baseline, the mean reduction for once daily omiganan 2.5% was 40%, compared to an 11% lesion increase in the once daily vehicle group.

Secondary endpoints included the absolute change from Baseline in the number of inflammatory lesions at week 9 and at each interim visit, the percent change in number of inflammatory lesions at interim visits, the absolute change from Baseline in IGA score and other signs and symptoms of rosacea at week 9 and each interim visit, and Treatment Success at week 9 and each interim visit.

Although a statistically significant difference between active and vehicle was not achieved for the primary endpoint (using a percent change in lesions), this study demonstrated that in both the intent-to-treat and the per protocol populations, omiganan 2.5% once daily was statistically significantly better than vehicle once daily at week 9 in the absolute change of inflammatory lesions (p=0.041 for the intent-to-treat population and p=0.012 for the per protocol population).  While in this exploratory study this endpoint was identified as a secondary endpoint, the FDA currently requires the absolute change (rather than the percent change) in the number of inflammatory lesions as one of the co-primary endpoints, along with Treatment Success, for demonstrating efficacy in a Phase III trial in rosacea.

MX-2401: Treatment of Serious Gram Positive Bacterial Infections

MX-2401 is an injectable lipopeptide being developed for the treatment of serious gram positive bacterial infections.  On March 31, 2005 MIGENIX entered into an agreement with the Government of Canada under the Industrial Technologies Office (formerly known as Technology Partnerships Canada) program, which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first Phase III clinical trial (see “LIQUIDITY AND CAPITAL RESOURCES”).

To date, preclinical studies conducted on MX-2401 have demonstrated very favorable activity with low toxicity, a long half-life, and other positive pharmacological and competitive features (with efficacy in multiple animal models, including pneumonia).

Based on these positive results, the Company initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. Good Laboratory Practices (“GLP”) compliant non-clinical studies were then initiated in April 2007. The timing for completion of the GLP studies is dependent upon: (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Activities in the program are currently focused on manufacturing process development and advancing the program into the clinic in 2009.

Prior to initiating clinical trials in humans with MX-2401, the Company will need to complete the GLP studies, manufacture clinical trial Good Manufacturing Practices (“GMP”) quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities. In May 2007, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in milestones achieved during April 2007 in the MX-2401 program.

Other Matters

In November 2007 we relocated our Vancouver office and research operations to new premises in close proximity to our former facility. Our new premises consist of approximately 9,500 sq. ft. of office and lab space (the former facility consisted of approximately 16,000 sq. ft. of office and lab space), and the leases expire December 2009. We have a renewal option for an additional three-year term.

The San Diego lease, for approximately 1,700 sq. ft. of office space, expired June 30, 2007 and the premises are currently being leased on a month-to-month basis.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

We received a notice in June 2007 from Wyeth of the termination of a license agreement acquired as part of our merger with MitoKor in August 2004.  Under the agreement, Wyeth had an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative diseases, including Alzheimer’s disease and certain other dementias.

As at January 31, 2008 an intangible asset write-down in the amount of $0.5 million was recorded related to a technology acquired as part of our merger with MitoKor in August 2004 (see “Operating Expenses – Write-down of Intangible Assets” below).

We provided notice to the University of Florida Research Foundation Inc. (“UFRFI”) of the termination of the license agreement between the Company and UFRFI. The license agreement relates primarily to the Company’s MX-4509 program that was written off in the year ended April 30, 2007. This termination will reduce the Company’s operating commitments (see “Contractual Obligations” table in “LIQUIDITY AND CAPITAL RESOURCES”).

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of January 31, 2008, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“MI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at January 31, 2008.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

As of April 30, 2007, management evaluated the design of our internal control over financial reporting as defined under MI 52-109 and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by the Company did not result in adjustments to any of our annual audited or interim unaudited consolidated financial statements.

As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties. Specifically, certain financial personnel performed duties that were not properly segregated; this allowed for the creation, review and processing of certain financial data without independent review and authorization. We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company. The Company had planned to add a Controller/Director of Finance during the current fiscal year to fill a vacant position that during the period from August 2006 to July 2007 had been partially covered by contract personnel; however, this position is currently on hold to conserve financial resources with the plan for the Company’s April 30, 2008 year end being to contract this position. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding more personnel than planned.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the nine-month period ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.  No such significant changes were identified through their evaluation.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation. A reconciliation of amounts presented in accordance with United States GAAP is described in Note 19 to the audited consolidated financial statements as at and for the year ended April 30, 2007.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement, are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred, and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Under United States GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective May 1, 2007, the Company adopted the new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”). This new Handbook section which applies to fiscal years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and corrections of errors. The adoption of Section 1506 effective May 1, 2007 had no impact on the Company’s unaudited interim consolidated financial statements as at and for the three and nine months ended January 31, 2008 (see note 2[a] to these financial statements).

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”). These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition, measurement, disclosure, and presentation of financial assets, financial liabilities, and non-financial derivatives. Upon transition to Section 3855, and for any acquisition of financial instruments thereafter, entities must determine the most appropriate classification for each financial instrument. Under the new standards, the Company now classifies all financial instruments as either held to maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss. See notes 2[b]-[e] to the Company’s unaudited interim consolidated financial statements as at and for the three and nine months ended January 31, 2008 for additional information in respect of the Company’s adoption of these new standards.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company.

Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	January 31, 2008 (“Q3/08”)	October 31, 2007 (“Q2/08”)	July 31, 2007 (“Q1/08”)	April 30, 2007 (“Q4/07”)

Revenue	$ -	$ -	$6	$ -
Loss before other income and expense	$(3,107)	$(2,714)	$(2,821)	$(2,981)
Loss(1)	$(3,424)	$(2,997)	$(3,100)	$(3,128)
Basic and diluted loss per common share	$(0.04)	$(0.03)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	94,464	94,464	94,464	94,058

	Three months ended,
	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)	July 31, 2006 (“Q1/07”)	April 30, 2006 (“Q4/06”)

Revenue	$19	$ -	$ -	$ -
Loss before other income and expense	$(6,503)	$ (3,414)	$ (2,356)	$ (3,111)
Loss	$(6,726)	$ (3,712)	$ (2,486)	$ (3,032)
Basic and diluted loss per common share	$(0.08)	$ (0.05)	$ (0.03)	$ (0.05)
Weighted average number of common shares outstanding	87,497	74,505	74,299	74,258

(1) Effective May 1, 2007 the Company has adopted the determination and presentation of Comprehensive loss (see “ADOPTION OF NEW ACCOUNTING POLICIES”). For Q1/08, Q2/08 and Q3/08 there were no differences between Loss and Comprehensive loss.

The primary factors affecting the magnitude of the Company’s losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues, and write-downs of intangible assets. The loss before other income and expenses and the loss in Q3/08 and Q3/07 are higher due primarily to the write-downs of intangible assets (Q3/08: $0.5 million; Q3/07 $3.3 million). The losses in Q3/08, Q2/08, Q1/08, Q4/07, Q3/07, Q2/07 and Q1/07 include accretion expense of $0.5 million, $0.4 million, $0.4 million, $0.3 million, $0.4 million, $0.4 million and $0.3 million respectively, on the convertible royalty participation units issued in Q1/07 (see “RESULTS OF OPERATIONS – Other Income and Expenses”).

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for a description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation, incurring significant operating losses each year, and has incurred a cumulative deficit of $134.2 million to January 31, 2008.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

For the three months ended January 31, 2008 (“Q3/08”), MIGENIX incurred a loss of $3.4 million (Q3/07: $6.7 million) or $0.04 (Q3/07: $0.08) per common share, and for the nine months ended January 31, 2008 (“YTD Fiscal 2008”) the loss is $9.5 million ($0.10 per common share) compared to a loss of $12.9 million ($0.16 per common share) for the nine months ended January 31, 2007 (“YTD Fiscal 2007”). The $3.3 million decrease in the Q3/08 loss compared to the Q3/07 loss is principally attributable to a $2.8 million decrease in the write-down in intangible assets (see “Operating Expenses – Write-down of Intangible Assets” below) and a $0.6 million decrease in research and development expenses (see “Operating Expenses – Research and Development” below).

Revenues

During Q3/08 the Company had no revenues (Q3/07: < $0.1 million) and during YTD Fiscal 2008 research and development collaboration revenue was nominal (i.e. < $0.1 million) (YTD Fiscal 2007: nominal). This research and development collaboration revenue is pursuant to the sale of omiganan drug substance to Cutanea Life Sciences (see "Omiganan for Dermatological Diseases”). Under our license agreements with Cadence and Cutanea, they are responsible for manufacturing; therefore, sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally, we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of omiganan for the rest of world territories and our agreement with Spring Bank; however, at this time we have insufficient visibility as to these matters to estimate revenues over the next five financial years (if any) from them.

Operating Expenses

Operating expenses in Q3/08 were $3.1 million (Q3/07: $6.5 million) and were $8.6 million for YTD Fiscal 2008 (YTD Fiscal 2007: $12.3 million). The $3.4 million decrease in Q3/08 operating expenses compared to Q3/07 consists principally of: (i) a $0.6 million decrease in research and development expenses (see “Research and Development” below); and (ii) a $2.8 million decrease in the write-down of intangible assets (see “Write-down of Intangible Assets” below).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct of our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

The following table summarizes our research and development expenses(1,2) for the periods indicated:

	Three months ended January 31		Nine months ended January 31
	2008	2007	2008	2007
Program Expenses	(Canadian dollars, millions)
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.3	0.5	1.0	1.1
MX-2401 (net of government assistance)	0.1	0.4	0.2	0.9
MX-4509	0.0	0.0	0.0	0.0
Other projects	0.1	0.1	0.1	0.2
Total Program Expenses	$0.5	$1.0	$1.3	$2.2

Unattributed Expenses
Personnel	$0.7	$0.7	$2.2	$2.0
Patent costs	0.1	0.2	0.7	0.6
Other	0.2	0.2	0.8	0.8
Total Unattributed Expenses	$1.0	$1.1	$3.7	$3.4

Total Research & Development Expenses	$1.5	$2.1	$5.0	$5.6

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

Our omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and is responsible for manufacturing.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Celgosivir program costs were $0.3 million in Q3/08 (Q3/07: $0.5 million) and were $1.0 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.1 million) (see “DEVELOPMENT PROGRAMS – MX-3253: Treatment of Chronic HCV Infections”).

Costs in the MX-2401 program were $0.1 million in Q3/08 (Q3/07: $0.4 million) and were $0.2 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.9 million). The decrease in Q3/08 and YTD Fiscal 2008 MX-2401 costs is principally due to higher cost manufacturing activity in Q3/07 and YTD Fiscal 2007 in preparation for the GLP studies started in April 2007. The MX-2401 program costs are net of government assistance (see “LIQUIDITY AND CAPITAL RESOURCES”).

Research and development costs not allocated to programs were $1.0 million in Q3/08 (Q3/07: $1.1 million) and were $3.7 million for YTD Fiscal 2008 (YTD Fiscal 2007: $3.4 million). The approximate $0.3 million increase in these unallocated research and development costs in YTD Fiscal 2008 is spread out across personnel costs (increased headcount initiated last year, particularly with respect to non-clinical work in the celgosivir program) and patent costs (advancement of celgosivir patent applications).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401. In the remainder of the financial year ending April 30, 2008, we expect:

•

Cadence to be nearing completion of enrollment in the CLIRS study (if not complete, their current guidance is to complete enrollment in the second quarter of 2008 with results of the study in the second half of 2008).

•

To continue enrollment and treatment of patients in the current celgosivir viral kinetics study with results expected in the third quarter of calendar 2008.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

•

To continue to pursue a partner for further development of celgosivir.

•

To continue manufacturing process development work in preparation for the remaining MX-2401 GLP studies and GMP manufacturing.

At this time, due to the risks inherent in the product development process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to be substantial over the next few years as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Q3/08 were $0.9 million (Q3/07: $0.9 million) and were $2.7 million for YTD Fiscal 2008 (YTD Fiscal 2007: $2.7 million). Personnel costs were $0.5 million in Q3/08 (Q3/07: $0.7 million) and were $1.5 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.8 million).

Amortization

Amortization expense for property and equipment was $0.2 million in YTD Fiscal 2008 (YTD Fiscal 2007: $0.2 million).

Amortization expense for intangible assets was $0.2 million in YTD Fiscal 2008 (YTD Fiscal 2007: $0.5 million).

Write-down of Intangible Assets

Pursuant to the quarterly review of intangible assets for Q3/08 the Company determined that a $0.5 million write-down was appropriate in respect of a technology acquired as part of our August 2004 merger with MitoKor. The write-down of intangible assets in Q3/08 and YTD Fiscal 2008 was $0.5 million. The $3.3 million write-down in Q3/07 and YTD Fiscal 2007 related to the Company’s MX-4509 program.

Other Income and Expenses

Other income and expenses includes three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS”).

Interest income was $0.4 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.4 million).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”) for Q3/08 was $0.5 million (Q3/07: $0.4 million) and is $1.3 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.1 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated royalty payment term using the effective interest

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

method.

The foreign exchange loss in Q3/08 was $0.1 million (Q3/07: nominal gain) and a loss of $0.1 million for YTD Fiscal 2008 (YTD Fiscal 2007: nominal loss).

Property & Equipment and Intangible Asset Expenditures

Property and equipment expenditures for Q3/08 were approximately $0.1 million (Q3/07: nominal) and for YTD Fiscal 2008 were $0.3 million (YTD Fiscal 2007: $0.2 million). The Q3/08 and YTD Fiscal 2008 expenditures are principally for leasehold improvements for the Company’s new Vancouver facility occupied in November 2007 (see “Other Matters”).

Intangible asset costs capitalized in Q3/08, Q3/07, YTD Fiscal 2008 and YTD Fiscal 2007 were $nil. Intangible assets at January 31, 2008 include acquired technology and capitalized technology license costs for the Company’s neurodegenerative (MX-4565), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $1.0 million carrying value of these intangible assets at January 31, 2008 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES”).

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2008, the Company had cash, cash equivalents and short-term investments of $7.9 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $7.1 million (April 30, 2007: $14.6 million). The $7.5 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $7.0 million (loss excluding non-cash expenses: amortization, stock-based compensation and accretion of the convertible royalty participation units) for the nine months ended January 31, 2008. The Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. During Fiscal 2007 the Company completed two financing transactions totaling approximately $20 million. One of the Fiscal 2007 financings involved a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the Industrial Technologies Office (“ITO”; formerly Technology Partnerships Canada) program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram Positive Bacterial Infections”). The ITO funding covers 26% of eligible costs and a royalty is payable to ITO if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval). As at January 31, 2008, the Company had expenditures qualifying for $1.4 million of funding under this commitment of which $0.6 million had been received and $0.8 million was recorded as government assistance receivable (April 30, 2007 - $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable). Based on a November 2007 meeting with ITO it was determined that a substantive amendment to our agreement with ITO

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

would be required as milestones in the program had shifted principally as a result of more manufacturing process development work being undertaken in the program compared to the original work plan for ITO. Currently our claims for ITO funding, including the $0.8 million recorded as government assistance receivable, are on hold and we are working with ITO to address these claims. The royalty payable to ITO, if any, is 1.75% of any post commercialization revenues of the Company during the eleven-year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. It is possible that these repayment terms could change in conjunction with other changes, if any, in the ITO agreement. Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at January 31, 2008 are sufficient to provide for operations into the fourth quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options, and financing activities. The Company will continue advancing its highest priority programs (see “Operating Expenses – Research and Development” and “RISKS AND UNCERTAINTIES”) while operating within an annual burn rate of approximately $9 million to $10 million (reduced from previously expected range of $11 million to $13 million principally due to delaying some non-essential development activities). The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program (see “DEVELOPMENT PROGRAMS – MX-3253: Treatment of Chronic HCV Infections”) and results in the various programs. We may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at January 31, 2008 (see “OUTSTANDING SHARE DATA”) represent US$5.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$575,000), polyene (US$675,000), and celgosivir (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at January 31, 2008, we had the following contractual obligations and commitments (1) (2) (3)(4):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	1,056	118	534	110	294
Purchase Obligations (5)	890	585	303	2	-
Total Contractual Obligations	1,946	703	837	112	294

(1)

Excludes US$5.25 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under license agreements. Subsequent to January 31, 2008 pursuant to the termination notice provided to UFRFI (see “Other Matters” above), the total operating lease commitment of $1,056,000 in the above table was reduced by approximately $519,000 to $537,000.

(5)

Represents obligations under research, manufacturing, and service agreements.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

OUTSTANDING SHARE DATA

As at March 12, 2008, there are:

•

94,463,806 (January 31, 2008: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding. The 226,601 increase in common shares outstanding between April 30, 2007 and January 31, 2008 reflects the exercise of warrants (68,259 common shares) and the payment of US$100,000 in milestone payments by issuing 158,342 common shares (see preferred shares conversion immediately below);

•

5,250,000 (January 31, 2008: 5,250,000; April 30, 2007: 9,350,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, and 4,000,000 Series D preferred shares. In May 2007 the Company converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares in respect of a milestone achieved in the MX-2401 program in April 2007. In December 2007 the Company redeemed the 4,000,000 Series E preferred shares for the aggregate sum of US$1 as the milestone obligations associated with these shares expired August 31, 2007. On the achievement of any of the pre-determined product development milestones underlying the Series A, Series B and Series D preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

•

29,465 (January 31, 2008 and April 30, 2007: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (January 31, 2008 and April 30, 2007: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,205,089 (January 31, 2008: 4,260,680; April 30, 2007: 4,071,002) common shares at an average exercise price per common share of $0.83 (January 31, 2008: $0.84; April 30, 2007: $0.94);

•

warrants outstanding for the purchase of 963,125 units (January 31, 2008 and April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 160,000 common shares (January 31, 2008 and April 30, 2007: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the 160,000 outstanding deferred share units based on the $0.345 closing price of the Company’s common shares on January 31, 2008 is $55,200 (April 30, 2007: $124,800 at $0.78 share price). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at January 31, 2008 and April 30, 2007 with respect to the fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 18,190,301 (January 31, 2008: 18,190,301; April 30, 2007: 19,241,474) common shares at a weighted average exercise price per common share of $0.76 (January 31, 2007: $0.76; April 30, 2007: $0.89), as follows:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
579,981(1)	$0.45	May 31, 2008
883,950(2,3)	$0.50	May 3, 2009
6,972,611(1)	$0.55	May 31, 2008
9,631,250(4)	$0.80	December 6, 2011
122,509(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 18,190,301	Average = $0.76(6)

(1)

Issued as part of the May 2005 public offering.

(2)

Warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(3)

Issued as part of the May 2006 convertible royalty participation unit financing (see “LIQUIDITY AND CAPITAL RESOURCES”).

(4)

Issued as part of the December 2006 bought deal public offering.

(5)

These warrants were assumed by the Company as part of the acquisition of MitoKor.

(6)

Weighted average exercise price using closing March 12, 2008 exchange rate of US$1.00 equals $1.0099.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q3/08 and YTD Fiscal 2008, the Company incurred legal fees of $0.1 million and $0.3 million (Q3/07: $0.3 million and YTD Fiscal 2007: $0.5 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at January 31, 2008 is $0.1 million (April 30, 2007: $0.1 million) owed to this law firm.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and nine months ended January 31, 2008

result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At January 31, 2008 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $1.0 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partnership and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products, and other factors not within our control.

MIGENIX Inc.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited—in thousands of Canadian dollars)	January 31, 2008 $	April 30, 2007 $
Basis of presentation and going concern uncertainty (note 1)
ASSETS Current
Cash and cash equivalents	1,864	2,945
Short-term investments	6,063	12,365
Amounts receivable	282	225
Government assistance receivable	818	616
Prepaid expenses and deposits	235	404
Total current assets	9,262	16,555
Long-term investments	1	1
Property and equipment	1,088	881
Intangible assets (note 4)	1,006	1,671
Deferred transaction costs (note 6)	-	473
	11,357	19,581

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities (note 5)	2,124	1,958
Total current liabilities	2,124	1,958

Convertible royalty participation units (note 6)	5,705	4,847
Preferred shares (note 7)	-	115
Total liabilities	7,829	6,920
Shareholders’ equity
Common shares (note 9[a][i])	125,156	124,994
Equity portion of convertible royalty participation units (note 6)	4,554	4,554
Contributed surplus (note 9[a][ii])	8,056	7,830
Deficit	(134,238)	(124,717)
Total shareholders’ equity	3,528	12,661
	11,357	19,581

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—in thousands of Canadian dollars except share and per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2008 $	2007 $	2008 $	2007 $
REVENUE Research and development collaboration (note 10)	-	19	6	19
	-	19	6	19
EXPENSES Research and development (note 5 & 12) General and corporate Amortization Write-down of intangible assets (note 4)	1,558 902 173 474	2,118 854 234 3,316	5,015 2,732 427 474	5,624 2,659 693 3,316
	3,107	6,522	8,648	12,292
Loss before other income (expense)	(3,107)	(6,503)	(8,642)	(12,273)
Other income (expense) Accretion of convertible royalty participation units and amortization of transaction costs (note 6) Interest income Foreign exchange gain (loss)	(485) 106 62	(389) 170 (4)	(1,331) 376 76	(1,108) 444 13
	(317)	(223)	(879)	(651)
Loss and comprehensive loss for the period Deficit, beginning of period	(3,424) (130,814)	(6,726) (114,863)	(9,521) (124,717)	(12,924) (108,665)
Deficit, end of period	(134,238)	(121,589)	(134,238)	(121,589)
Basic and diluted loss per common share (note 9[f])	(0.04)	(0.08)	(0.10)	(0.16)
Weighted average number of common shares outstanding (in thousands – note 9[f])	94,464	87,497	94,464	78,767

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended January 31,		Nine months ended January 31,
(Unaudited—in thousands of Canadian dollars)	2008 $	2007 $	2008 $	2007 $
OPERATING ACTIVITIES
Loss for the period	(3,424)	(6,726)	(9,521)	(12,924)
Items not affecting cash:
Amortization	173	234	427	693
Write-down of intangible assets	474	3,316	474	3,316
Stock-based compensation	51	47	236	282
Issuance of deferred share units	-	-	-	96
Accretion of convertible royalty participation units and amortization of transaction costs (note 6)	485	389	1,331	1,108
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(1)	(9)	101	(49)
Amounts receivable	26	(97)	(57)	(151)
Government assistance receivable	(73)	(233)	(202)	(317)
Prepaid expenses and deposits	21	(99)	169	(116)
Accounts payable and accrued liabilities	(180)	1,002	43	521
Cash used in operating activities	(2,448)	(2,176)	(6,999)	(7,541)

FINANCING ACTIVITIES
Issuance of convertible royalty participation units (note 6)	-	-	-	7,732
Issuance of common shares, net of issue costs	-	10,133	-	10,133
Proceeds on exercise of stock options	-	-	-	10
Proceeds on exercise of warrants	-	17	36	172
Repayment of capital lease obligation	-	-	-	(5)
Cash provided by financing activities	-	10,150	36	18,042

INVESTING ACTIVITIES
Funds from short-term investments	4,103	5,475	17,408	11,149
Purchase of short-term investments	(5,530)	(13,761)	(11,207)	(22,246)
Proceeds on disposal of equipment	-	-	12	-
Purchase of property and equipment	(147)	(30)	(331)	(201)
Cash provided by (used in) investing activities	(1,574)	(8,316)	5,882	(11,298)

(Decrease) increase in cash and cash equivalents	(4,022)	(342)	(1,081)	(797)
Cash and cash equivalents, beginning of period	5,886	5,288	2,945	5,743
Cash and cash equivalents, end of period	1,864	4,946	1,864	4,946

Supplemental cash flow information
Issuance of common shares on conversion of preferred shares for milestone payment (notes 7 and 9[a][i])	-	-	115	-

See accompanying notes

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

1.

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2007 with the exception of the adoption of the accounting policies described in note 2.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

The Company has incurred significant losses since inception and as at January 31, 2008 had an accumulated deficit of $134,238,000. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2. CHANGES IN ACCOUNTING POLICIES

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”);  Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”).

The new standards and accounting policy changes are as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (continued)

[a] Accounting Changes (Section 1506)

This new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective May 1, 2007 had no impact on these unaudited interim consolidated financial statements.

[b] Comprehensive Income (Section 1530)

Section 1530 establishes standards for the reporting and presentation of comprehensive income/loss. Other comprehensive income/loss refers to items recognized in comprehensive income/loss that are excluded from net income/loss in accordance with Canadian generally accepted accounting principles. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments.

As at May 1, 2007 and for the three and nine month periods ended January 31, 2008, the Company does not have any items that should be presented in other comprehensive income/loss. Therefore, net loss for the periods is equivalent to comprehensive loss for the periods.

[c] Equity (Section 3251)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. This Section requires an enterprise to present a separate component of equity for each category of equity that is of a different nature, including the separation of net income, other comprehensive income, other changes in retained earnings, changes in contributed surplus, changes in share capital, and changes in reserves. For the three and nine months ended January 31, 2008, there were no additional items requiring separate disclosure.

[d] Financial Instruments (Sections 3855 and 3861)

Under the new standards, the Company is now required to classify: [i] its financial assets as either held-to-maturity, available-for-sale, held for trading, or loans and receivables; and [ii] its financial liabilities as either held for trading, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (continued)

[d] Financial Instruments (Sections 3855 and 3861) (continued)

As at May 1, 2007, the Company had the following financial assets and liabilities and selected the following classifications:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value.

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Technologies Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

Pursuant to the adoption of the new standards the Company has chosen for debt securities classified as other liabilities to net the costs of issuing the debt (less amortization), against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification of $473,259 from deferred transaction costs to the debt component of the convertible royalty participation units as at May 1, 2007. Prior to May 1, 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method.

Section 3855 also requires that the Company identify embedded derivatives that require separation from the related host contract and measure any embedded derivatives at fair value.

[e] Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

3.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of this standard.

[b] Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of these standards.

4.

INTANGIBLE ASSETS

The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of the factors affecting the carrying value of such assets. For the quarter ended January 31, 2008 the Company recorded a write-down (non-cash charge to operations) in the amount of $474,000 in respect of a technology acquired as part of our August 2004 merger with MitoKor which is not currently being actively developed.

5.

RESEARCH GRANT

During the three months ended July 31, 2007 the Company received a portion (US$57,812) of the grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies (see Subsequent Events note 13[a]). The Company recorded this grant in its accounts payable and accrued liabilities as at July 31, 2007 and reduces this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). For the three and nine months ended January 31, 2008 respectively the Company applied $20,421 and $33,883 against research and development expenses and at January 31, 2008 the carrying value of the grant liability is $24,152 (US$24,060) (April 30, 2007 - $nil). The MJFF grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $ (000’s)	Equity Component $ (000’s)

Balance, April 30, 2007	29,465	4,847	4,554
Accretion of royalty obligation	-	1,329	-
Deferred transaction costs (note 2[d])	-	(473)	-
Amortization of transaction costs (note 2[d])	-	2	-
Balance, January 31, 2008	29,465	5,705	4,554

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences.  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is payable as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

The carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the consolidated statement of loss. Deferred transaction costs associated with this financing are being amortized on the same basis as the convertible royalty participation units, using the effective interest method.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS (continued)

For the three and nine months ended January 31, 2008, the accretion of the convertible royalty participation units amounted to $466,792 and $1,328,900, respectively ($376,094 and $1,069,034 for the three and nine months ended January 31, 2007, respectively) and the amortization of the transaction costs was $18,606 and $2,098, respectively ($13,146 and $39,438 for the three and nine months ended January 31, 2007, respectively).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

7.

PREFERRED SHARES

	Number of Shares (000’s)	Amount $ (000’s)
Series A
Balance April 30, 2007	350	58
Converted into common shares pursuant to milestone payment (note 9[a][i])	(50)	(58)
Balance January 31, 2008	300	-

Series B
Balance April 30, 2007	1,000	58
Converted into common shares pursuant to milestone payment (note 9[a][i])	(50)	(58)
Balance January 31, 2008	950	-

Series D
Balance April 30, 2007 and January 31, 2008	4,000	-

Series E Balance April 30, 2007 Redeemed for cash	4,000 (4,000)	- -
Balance January 31, 2008	-	-

At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares had been achieved and the Company had delivered notice of its intent to convert those preferred shares into common shares. In May 2007 the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of the 50,000 Series A and 50,000 Series B preferred shares. At April 30, 2007 the 50,000 Series A and 50,000 Series B preferred shares had a carrying value of $57,798 and $57,798, respectively.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

7.

PREFERRED SHARES (continued)

The 5,250,000 Series A, Series B and Series D preferred shares outstanding at January 31, 2008 (April 30, 2007 – 5,350,000) represent up to US$5,250,000 (April 30, 2007 - US$5,350,000) in potential future milestone payments related to drug development programs and other assets acquired by the Company. Upon the achievement of any of the milestones, the applicable number of preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the preferred shares are uncertain, the preferred shares have been recorded at an aggregate value of US$5.

The milestone obligation relating to the 4,000,000 outstanding Series E preferred shares (representing up to US$4,000,000 in potential milestone payments) expired August 31, 2007 with no milestones being payable by the Company. In December 2007 the Company pursuant to the terms of the Series E preferred shares redeemed all 4,000,000 of the outstanding shares for the aggregate sum of US$1.

The 5,250,000 preferred shares outstanding as of January 31, 2008 have been classified as a liability.

8.  COMMITMENTS

[a]

Premises lease agreements

As at January 31, 2008 the Company has a total of $486,000 in future annual minimum lease commitments through December 2009 with respect to office and research premises in Vancouver, Canada including its new Vancouver office and research operations.

The San Diego lease expired on June 30, 2007 and the premises are currently being leased on a month-to-month basis.

[b]

Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at January 31, 2008 and April 30, 2007, there were no royalties payable.

 [ii]

As at January 31, 2008, the Company has commitments to fund approximately $890,000 in expenditures through October 2012 pursuant to research, manufacturing, and service agreements.  Of this amount, approximately $153,000 (US$153,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,925,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 7. Maintenance fees payable pursuant to two of these in-licensing agreements are US$55,000 annually (see Subsequent Events note 13[b]).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2007	94,237	124,994
Conversion of Series A preferred shares pursuant to milestone payment (note 7)	79	58
Conversion of Series B preferred shares pursuant to milestone payment (note 7)	79	58
Exercise of warrants	68	36
Transfer from contributed surplus of issue date fair value for warrants exercised (note 9[a][ii])	-	10
Balance, January 31, 2008	94,463	125,156

 [ii]

Contributed surplus

Amount $ (000’s)

Balance, April 30, 2007	7,830
Stock-based compensation (note 9[c])	236
Transfer to common share capital of issue date fair value for warrants exercised	(10)
Balance, January 31, 2008	8,056

Upon exercise of the warrants issued in connection with the May 2005 financing, a portion of the initial fair value of the warrants allocated to contributed surplus was reclassified from contributed surplus to common share capital (note 9a][i]).

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2007	4,071	0.94
Options granted	750	0.67
Options forfeited/expired	(560)	(1.33)
Balance, January 31, 2008	4,261	0.84

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[b] Stock options (continued)

 [ii]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at January 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.38-0.55	1,507	0.44	3.9	1,123	0.44
0.56-0.80	1,037	0.69	4.9	474	0.70
0.81-1.07	906	0.94	1.9	906	0.94
1.08-1.59	612	1.48	1.4	612	1.48
1.60-2.30	172	1.83	1.7	172	1.83
2.31-3.40	6	2.76	0.7	6	2.76
3.41-5.37	7	5.22	1.4	7	5.22
5.38-6.21	14	5.79	1.2	14	5.79
	4,261	0.84	3.2	3,314	0.92

The stock options expire at various dates between February 1, 2008 and June 11, 2015.

The maximum number of common shares that can be issued as at January 31, 2008 under the 1996, 2000 and 2006 Stock Option Plans inclusive of stock options outstanding at January 31, 2008 is 7,286,625 (April 30, 2007 – 7,286,625).

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $50,000 and $236,000 respectively for the three and nine months ended January 31, 2008 ($47,000 and $282,000 respectively for the three and nine months ended January 31, 2007) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $24,000 and $112,000, respectively (2007 - $14,000 and $64,000, respectively) being allocated to research and development and $26,000 and $124,000, respectively (2007 - $33,000 and $218,000, respectively) being allocated to general and corporate for the three and nine months ended January 31, 2008. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2008	2007	2008	2007
Annualized volatility	n/a	75.7%	76.1%	76.4%
Risk-free interest rate	n/a	4.0%	4.5%	4.3%
Expected life of options in years	n/a	6.5	5.5	5.6
Dividend yield	n/a	0.0%	0.0%	0.0%

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[c] Stock-based compensation expense (continued)

The weighted average fair value of stock options granted during the nine months ended January 31, 2008 was $0.45 (no options granted during the three months ended January 31, 2008) and ($0.38 and $0.31 for the three and nine months ended January 31, 2007, respectively). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[d] Warrants

[i]

As at January 31, 2008, the Company had warrants outstanding for the purchase of 18,190,301 (April 30, 2007: 19,241,474) common shares as follows:

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

580(1)	$0.45	May 31, 2008
884(2, 3)	$0.50	May 3, 2009
6,973(1)	$0.55	May 31, 2008
9,631(4)	$0.80	December 6, 2011
122(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
18,190	Average = $0.76(6)

[1]

Issued as part of the May 2005 public offering.

[2]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[3]

Issued to the agents as part of the May 2006 royalty unit financing.

[4]

Issued as part of the December 2006 bought deal public offering.

[5]

Assumed as part of the acquisition of MitoKor.

[6]

Weighted average exercise price using closing January 31, 2008 exchange rate of US$1.00 equals $1.0038.

[ii]

As at January 31, 2008, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[e] Deferred share units

Number of Units (000’s)

Balance, April 30, 2007 and January 31, 2008	160

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

The fair value of the 160,000 outstanding deferred share units based on the $0.345 closing price of the Company’s common shares on January 31, 2008 is $55,200 (April 30, 2007 - $124,800 at $0.78 share price). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at January 31, 2008 and April 30, 2007 with respect to the fair value of the outstanding deferred share units.

[f] Loss per common share

	Three months ended January 31,		Nine months ended January 31,
(thousands, except per share amounts)	2008	2007	2008	2007
Numerator: Loss and comprehensive loss for the period	(3,424)	(6,726)	(9,521)	(12,924)
Denominator: Weighted average number of common shares outstanding	94,464	87,497	94,464	78,767

Basic and diluted loss per common share	(0.04)	(0.08)	(0.10)	(0.16)

10.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $423,310 (April 30, 2007 - $999,403) and $10,375 (April 30, 2007 - $9,613), respectively, which are located in the United States. During the three and nine months ended January 31, 2008, nil and 100%, respectively of revenue was derived from one licensee in the United States (100% for the three and nine months ended January 31, 2007). At January 31, 2008, included in amounts receivable is $30,973 (April 30, 2007 - $27,812) due from this licensee.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended January 31, 2008 (Unaudited—Canadian dollars)

11.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.  During the three and nine months ended January 31, 2008, the Company incurred legal fees of approximately $112,000 and $320,000, respectively ($304,000 and $471,000, respectively for the three and nine months ended January 31, 2007) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at January 31, 2008, is approximately $112,000 (April 30, 2007 – $85,500) owed to this law firm.

12.

MATERIAL TRANSFER AND LICENSE OPTION AGREEMENT WITH SCHERING CORPORATION

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRONTM and certain technical and laboratory support and other services for the Company’s recently completed MX-3253 Phase IIb non-responder combination study in chronic HCV patients. In addition, the agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. In June 2007 the Company received notice from Schering that it would not enter into a second period of exclusivity to negotiate the terms of a license agreement. For the three and nine months ended January 31, 2008, the Company estimates that the value of the PEGETRONTM and lab testing services received by the Company to be approximately $nil and $4,000 respectively ($4,000 and $380,000 respectively for the three and nine months ended January 31, 2007) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in research and development expenses for the three and nine months ended January 31, 2008.

13.

SUBSEQUENT EVENT

[a]

The Company received a further US$57,812 of the grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research to evaluate MX-4565 in preclinical studies (see note 5).

[b] The Company provided notice to the University of Florida Research Foundation Inc. (UFRFI) of the termination of the license agreement between the Company and UFRFI. The license agreement relates primarily to the Company’s MX-4509 program that was written off in the year ended April 30, 2007. This termination will reduce the Company’s annual license maintenance fee commitments (note 8[b][iii]) to US$5,000 annually.